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                             September 6, 2023

       Robert Andersen
       Chief Financial Officer
       Xperi Inc.
       2190 Gold Street
       San Jose, CA 95002

                                                        Re: Xperi Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 6, 2023
                                                            File No. 001-41486

       Dear Robert Andersen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Consolidated Statements of Operations, page F-2

   1. Please tell us what consideration was given to separately presenting revenue and cost of revenues from products
and from services. As part of your response, please provide us with such information
for the periods presented. Refer to Rule 5-03(b)(1) and (2) of
                                                        Regulation S-X.
       Note 4. Revenue, page F-15

   2. Please tell us what consideration was given to providing revenue disaggregation by business model
(technology licensing and technology solutions). In this regard we note that you provided such
disclosures in your recent Form 10 and the September 30, 2022
                                                        Form 10-Q.
Additionally, tell us what consideration was given to providing revenue disaggregation
disclosures based on the pattern of recognition, such as over-time and point
 Robert Andersen
Xperi Inc.
September 6, 2023
Page 2
      in time, to depict the timing and uncertainty of revenues and cash flows. As part of your response, please provide us with such revenue disaggregation information for the periods presented. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



                                                           Sincerely,
FirstName LastNameRobert Andersen
                                                           Division of
Corporation Finance
Comapany NameXperi Inc.
                                                           Office of Technology
September 6, 2023 Page 2
cc:       Becky Marquez
FirstName LastName